Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Taste Labs, Inc.
833 Broadway, 2 Floor
New York, NY 10003
https://www.taste.io/

Up to $534,998.16 in Common Stock at $1.09
Minimum Target Amount: $9,999.66

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Taste Labs, Inc.
Address: 833 Broadway, 2 Floor, New York, NY 10003
State of Incorporation: DE
Date Incorporated: January 08, 2018

Terms:

Equity

Offering Minimum: $9,999.66 | 9,174 shares of Common Stock
Offering Maximum: $534,998.16 | 490,824 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.09
Minimum Investment Amount (per investor): $499.22

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

<u>Time-Based:</u>

Super Early Birds

Invest within the First Week and receive an additional 15% bonus shares

Early Birds

Invest within the Second Week and receive an additional 10% bonus shares

Volume Based:

$500+ | Tier 1

Invest $500+ and receive Investor Badge + Lifetime premium subscription

$1,000+ | Tier 2

Invest $1,000+ and receive Investor Badge + Lifetime premium subscription + Premium Username (5 characters)

$5,000+ | Tier 3

Invest $5,000+ and receive Investor Badge + Lifetime premium subscription + Premium Username (5 char.) + 5% bonus shares

$20,000+ | Tier 4

Invest $20,000+ and receive Investor Badge + Lifetime premium subscription + Premium Username (5 char.) + 10% bonus shares

Loyalty Bonus

Previous investors and premium subscribers will receive 10% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Taste Labs, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.09 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $109. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Taste Labs delivers personalized product reviews and recommendations across various categories. The business owns six recommendation platforms, two for digital media (Taste App & Matched App), and four for shopping (Autumn App, Kedenza, Opimoda, and House for Greens).

On each platform, Taste helps users rate items (movies, shows, clothes, home decor) to establish their taste profile. Based on this input, our technology returns individualized product recommendations by correlating the preferences of millions of users, connecting those with the most similar tastes.

A subscription model allows users to unlock additional recommendations and features by upgrading to a paid membership. The Company also generates revenue through affiliate marketing and its developing AVOD business model.

Product Highlights

- Match% is 2.5x more accurate in predicting user preferences compared to generic rating systems (based on management estimation:

- Taste users rate and save 25x more than they do on category leaders, such as IMDB (based on management estimation:

- 800K registered users. 100K monthly active, engagement up 228% from 12 months ago

Competitive Advantages

Humanistic AI: Our algorithm connects like-minded users, providing a natural, humanistic experience.

Category Agnostic: Taste uses the same set of algorithms and databases across categories, making scaling cost-effective and creating a high entry barrier for competitors.

Not Creepy: Taste incentivizes users to rate, save, and dismiss items to get better recommendations, ensuring relevant sponsored content without infringing on privacy.

Business Model

Freemium: Taste generates revenue through a B2C SaaS model, where users unlock advanced filters and features for $2.99 a month or $19.99 a year.

Advertising & Revenue Share: AVOD and TVOD models (in development) carry an average 30-50% revenue share. Affiliate commissions range from 3-10% for digital media and 8-15% for retail.

Marketing Data Sales (In testing): Taste Labs' technology leverages dense user preference data for market research and building lookalike audiences.

Upcoming Features

Category Expansion: Taste aims to scale its recommendation technology across various industries beyond entertainment, such as books, music, gaming, podcasts, and even fashion and home décor.

Single API / Single Profile: A unified profile that predicts preferences across categories, tracking bookmarks and wishlists while browsing the web or in another app.

Merge Profiles: Merge Taste profiles with friends and loved ones to decide on activities, share recommendations, and maintain a joint "to-do list" based on combined tastes.

Compare & Explore: Check compatibility with a date or new friend, interact with people who share your taste globally, and engage with critics and celebrities.

Smart TV App: By bringing Taste Labs to smart TVs, we'll provide users with seamless navigation and access to recommended content, along with the ability to watch many titles right within the Taste TV App.

Competitors and Industry

Competitors

Our competition in the entertainment space includes Likewise and Itcher, both offering personalized recommendations across multiple categories. Likewise is currently the leader in our space with six categories released. As we pivot our focus towards the AVOD business model for the entertainment platform, our primary competitors will be other AVOD services such as Tubi, Crackle, and Pluto TV.

In the retail space, our competition includes The Yes and Beyond, both of which recently closed their seed round. With plans to expand into multiple categories across entertainment, retail, and lifestyle, our products will compete against similar products from many large and small companies, including well-known global review & recommendation platforms like Yelp, TripAdvisor, IMDb, and Google. We also compete against recommendation engines of individual content platforms like Netflix and Hulu, as well as large retailers like Nordstrom and Shopbop.

Industry

OTT/AVOD

OTT (Over-The-Top) is one of the fastest-growing industries. Its market size is estimated to grow from $171.36 billion in 2020 to reach $1,039.03 billion by 2027, at a CAGR of 29.4%. Within OTT, AVOD revenues for TV series and movies will reach $91 billion in 2028, up from $38 billion in 2022. Some comparables include Tubi, Expedia, IMDb, and Plex. Annual revenue per user for AVOD (advertising-supported) business alone is projected to reach US$116.40 by 2024. In the AVOD space, major players like Tubi, Crackle, and Pluto TV have seen significant growth in recent years, with Tubi reportedly reaching over 33 million monthly active users in 2020.

Personalized Platforms

Other players in digital media include Likewise and Itcher. In retail, The Yes and Behold recently raised seed rounds to provide personalized shopping in the luxury fashion segment. Early attempts at comparable businesses, such as Hunch and MightyTV, resulted in exits to eBay and Spotify.

Macro Environment

Research shows that ~90% of users rely on online reviews to make purchase decisions. Millennials' trust in online reviews has even exceeded word-of-mouth. As the global trend continues to move towards content overload and subscription businesses, good product recommendations are becoming more valuable than ever. Through our freemium model, we've shown that users are willing to pay for better recommendations. As we focus on the AVOD model, we're tapping into a growing market where users prefer ad-supported content overpaying for multiple streaming subscriptions.

Personalization Tech

Recommendation tech is already a commonly added feature on content and e-commerce sites. A reliable recommendation engine requires data density, scientific expertise, and a lot of processing power—which can be hard to obtain. The ones who can afford it (e.g., Netflix) are limited to making recommendations for what they have in stock. As a result, users are creating different profiles on multiple sites, and the data is not being properly utilized. By focusing on the AVOD model, Taste can provide a broader range of content and offer personalized recommendations regardless of where the content is streaming.

Review Sites & Apps

The generic review and recommendation platform industry is mature and growing. Yelp expects $942M in revenue for 2018, and TripAdvisor saw $1.6B in revenue for 2017, with the majority of revenue coming from advertising and lead generation. Other category-specific platforms like IMDB, Rotten Tomatoes, and Goodreads are housed under larger corporations such as Amazon and Comcast. The average revenue per MAU across the industry ranges from $3-10.

By focusing on the VOD business models and leveraging our advanced recommendation engine, Taste is well-positioned to compete in the growing market of personalized content discovery and monetization.

Current Stage and Roadmap

Current Stage

Taste App is currently available in the Apple app store and as a web app. The existing product offers personalized movie and TV recommendations, with Podcasts, Games, Music, Books, and Anime in beta.

The shopping recommendation platform, Autumn App, has moved out of beta and released Women's Fashion, Home, and Men's Fashion. Revenue-wise, the Company has completed its affiliate tracking technology and is actively working on direct e-commerce integration with retailers in 2024.

Future Roadmap

The Company will focus on continuing to develop the smart TV and AVOD platform for Taste App, seamless integration with existing streaming services, and providing users with ad-supported content in addition to their existing subscriptions. We will also be collaborating with content providers, ensuring a wide range of high-quality content is available on the platform. Develop TVOD and SVOD models as part of the Company's long-term strategy to cater to various user preferences and monetization opportunities. We plan to further train the AI recommendation engine with user feedback and data, creating even more personalized and accurate recommendations across all categories. We hope to strengthen and expand B2B and data intelligence partnerships, allowing Taste to reach more potential users and generate additional revenue. We also plan to expand Taste's premium offerings, attracting more users to upgrade for additional features in the app and boosting revenue streams. Lastly, we plan to diversify Taste's portfolio by exploring additional verticals in the lifestyle and retail segments, ensuring the platform stays relevant and comprehensive.

The Team

Officers and Directors

Name: John Lin

John Lin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: January, 2018 - Present
  Responsibilities: Oversees general operations. Founder shares, no additional equity compensation, $5K monthly salary.

- **Position:** Principle Accounting Officer

Dates of Service: January, 2018 - Present
Responsibilities: Overseeing and managing the financial accounting and reporting functions for Taste Labs.

- **Position:** Director
  Dates of Service: January, 2018 - Present
  Responsibilities: Managing the overall business and affairs of the company

Name: Justin Messina

Justin Messina's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: January, 2018 - Present
  Responsibilities: Oversees all technical aspects of the company. Founder shares, no additional equity compensation, $5K monthly salary.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be

no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $534,998.16 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership

percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants of one type of service and/or product. Relying

heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or otherwise can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our entertainment and product recommendation platforms and B2B data platforms. Delays or cost overruns in the development of our entertainment and product recommendation platforms and B2B data platforms and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Taste's entertainment platform and recommendation engine is a good idea, that the team will be able to successfully market, and sell the product or service, and that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find

prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Taste Labs, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Taste Labs, Inc could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
John Lin	3,000,000	Common Stock	40.83%
Justin Messina	3,000,000	Common Stock	40.83%

The Company's Securities

The Company has authorized SeedInvest Convertible Note, and Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 490,824 of Common Stock.

SeedInvest Convertible Note

The security will convert into Common stock and the terms of the SeedInvest Convertible Note are outlined below:

Amount outstanding: $758,174.00
Maturity Date: June 14, 2021
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: $1,000,000 preferred stock round

Material Rights

Conversion of the Crowd Note.

a. Qualified Equity Financing. Upon the occurrence of a Qualified Equity Financing the Crowd Note shall convert automatically, without any further action on the part of either the Company or the Investor, whereupon the Crowd Note shall be deemed canceled, into the number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price prior to the closing of the Qualified Equity Financing.

b. Corporate Transaction. In the event of a Corporate Transaction prior to a Qualified Equity Financing, the Company shall notify the Investor in writing of the terms of the Corporate Transaction and the Investor shall receive the higher value received by either:

i. Obtaining that number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price; or

ii. Obtaining the Corporate Transaction Payment.

c. At or After Maturity. Commencing on the Maturity Date, the Crowd Note holders (by a decision of those Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) have the option to (a) require the Company to pay the Outstanding Loan Balances or (b) convert the Crowd Notes into a number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price. Upon the conversion of this Note into Conversion Shares, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company must pay the Holder cash equal to such fraction multiplied by such price per share.

d. Mechanics of Conversion. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. Note Completion. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 4(b)(ii).

Common Stock

The amount of security authorized is 10,000,000 with a total of 7,572,147 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding (7,572,147) includes 224,356 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding also includes 775,644 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the

Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust

controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $758,174.00
  Use of proceeds: Product development & marketing
  Date: July 24, 2019
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $365,624.33
  Number of Securities Sold: 572,147
  Use of proceeds: Research development, marketing, and operations
  Date: April 14, 2021
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2022 compared to year ended December 31, 2021</u>

Revenue

There was a 40% increase in revenue between 2021 and 2022. Revenue ($26,019) in 2022 is considered nominal as management expects its long-term revenue to be based on affiliate & commission, which depends on technology, partnerships, and integrations that are under development.

We do not expect significant revenue growth until the platform completes its technical expansion to deliver B2B data partnerships and for the entertainment platform becomes transactional. Both areas require time and investment to realize.

Marketing Expenses

Marketing & advertising expense decreased by 32% to $38,460 in 2022. Marketing expense has remained a small portion of the overall expense as the return-on-investment is low before the platforms are matured.

General & Administrative Expenses

General expenses was reduced significantly in 2022 as the company shifts more of its focus from base technology to business development. Expenditure on contractors (engineering, product design, data science) also decreased from $120,996 in 2021 to $3,216 in 2022.

Historical results and cash flows:

Engineering and technology development will remain the largest expense as the company is currently in a stage of early user adoption. Such R&D expense requires the company to acquire cash through investments. We expect this dependency to continue at least through 2024.

The company's focus for 2023 will be to continue developing a transactional revenue stream (making money directly off every recommendation that the user consumes or purchases) through the affiliate and commission model. This requires the team to complete technology integrations and ramp up business development efforts. Once this is achieved, a larger portion of the cash will be directed into marketing to acquire users and increase revenue. In addition, the company will also explore additional revenue models via Saas and data intelligence.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company currently has $6,451 cash on hand with $8,000 in accounts receivable. The Company depends on continued Reg CF/D fundraising to access additional capital on top of revenue. In addition, the founders have had a history of granting no-interest loans as necessary. Right now, there is a $50,000 outstanding founder's loan.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Additional funding is critical to the Company completing the technology required to generate transactional and B2B revenue. While the Company's current burn rate is relatively low and continues to trend toward a break-even operation, it is essential we raise additional funds to scale the Company to a sustainable growth stage.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

100% of our company's capital has been raised via Reg CF. We intend to continue raising money from the public as part of our company ethos.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company can operate for 3 months. Based on the most recently reconciled quarter, our average burn rate is $8,530 and the Company currently has $14,451 cash on hand and in accounts receivable. The management's estimation is that the minimum raise will give us at least a 3-month runway.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company has an 18-month runway. The Company expects to quadruple its burn rate with the maximum raise, bringing it to $35,000, the majority of the increased expenses will be in technology and marketing. Management believes that an 18-month runway is the most reasonable expectation.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We wish to continue raising via Reg CF for future rounds.

Indebtedness

- **Creditor:** SeedInvest Convertible Note
  Amount Owed: $758,174.00
  Interest Rate: 6.0%
  Maturity Date: June 14, 2021
  Discount Rate: 20.0% Valuation Cap: $3,000,000.00 Conversion Trigger: $1,000,000 preferred stock round Material Rights Conversion of the Crowd Note. a. Qualified Equity Financing. Upon the occurrence of a Qualified Equity

Financing the Crowd Note shall convert automatically, without any further action on the part of either the Company or the Investor, whereupon the Crowd Note shall be deemed canceled, into the number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price prior to the closing of the Qualified Equity Financing. b. Corporate Transaction. In the event of a Corporate Transaction prior to a Qualified Equity Financing, the Company shall notify the Investor in writing of the terms of the Corporate Transaction and the Investor shall receive the higher value received by either: i. Obtaining that number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price; or ii. Obtaining the Corporate Transaction Payment. c. At or After Maturity. Commencing on the Maturity Date, the Crowd Note holders (by a decision of those Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) have the option to (a) require the Company to pay the Outstanding Loan Balances or (b) convert the Crowd Notes into a number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price. Upon the conversion of this Note into Conversion Shares, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company must pay the Holder cash equal to such fraction multiplied by such price per share. d. Mechanics of Conversion. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares. e. Note Completion. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 4(b)(ii). Common Stock The amount of security authorized is 10,000,000 with a total of 7,770,581 outstanding. Voting Rights 1 vote per share Material Rights The total amount outstanding (7,770,581) includes 762,311 shares to be issued pursuant to reserved but unissued stock options, and 446,513 shares to be issued pursuant to outstanding stock options. What it means to be a minority holder As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties. Dilution Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

- **Creditor:** John Lin (Founder)
  Amount Owed: $3,084.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2024
  $3,084 in short-term loans for which no interest is charged and has no fixed maturity date.

Related Party Transactions

- **Name of Entity:** John Lin
  Relationship to Company: Officer, Director, Principal Shareholder
  Nature / amount of interest in the transaction: In 2020, the Company received a cash advance from its shareholder, John Lin, in the amount of $5,966. As of December 31, 2022, and December 31, 2021, the outstanding balance of this advance is $3,084.
  Material Terms: No interest on the loan and no maturity date.

Valuation

Pre-Money Valuation: $8,253,640.23

Valuation Details:

Reasonable Basis for Valuation

Taste Labs owns its proprietary recommendation technology and all associated training data and users. Our platform has over 800K registered users, 300M user ratings, 1M written reviews, and metadata on over 1.5 million items. We previously raised at a pre-money valuation of $5M, and since then, our user base has grown to 800K with a 228% increase in monthly active users (100K). We've released four additional platforms and secured data sales contracts.

To determine our current pre-money valuation of $8.25M, we have taken the following factors into consideration: user base, data assets, technology, and moat.

User Base Value

With 800K registered users, we assign a conservative value of $5 per user, amounting to $4M.

Data Assets Value

Our platform has 1.29 billion user preference data points. Given the overlap in information, we value these data points at $0.005 per data point, totaling $6.45M.

Unique Technology and Moat

Our proprietary recommendation technology and extensive metadata provide us with a competitive advantage, valued at $1M.

Combining these factors, the total asset value comes to $11.45M. After accounting for the inherent risk factors associated with startups and the industry, we have discounted the total asset value by 27.9%, arriving at a pre-money valuation of $8.25M.

Conclusion

Based on the above, we believe the Company's pre-money valuation of $8,253,640.23 is reasonable.

Disclaimers

Please note that our valuation was set internally without a third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and (ii) any shares reserved for issuance under a stock plan, if any, are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $758,174 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.66 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $534,998.16, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  15.0%
  User acquisition, retention, and public relations.

- *Research & Development*
  15.0%
  Continued R&D in AI technology

- *Company Employment*
  40.0%
  Management, tech, licensing, and data science team members

- *Sales*
  5.0%
  B2B sales for data and content partnerships

- *Operations*
  17.5%
  Day-to-day operations

- *StartEngine Service Fees*
  2.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.taste.io/ (www.taste.io/invest).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/taste

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Taste Labs, Inc.

[See attached]

TASTE LABS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Taste Labs, Inc.
New York, New York

We have reviewed the accompanying financial statements of Taste Labs, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 17, 2023
Los Angeles, California

TASTE LABS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 12,899	$ 57,564
Accounts Receivable, net	5,952	42,368
Total Current Assets	**18,852**	**99,932**
Total Assets	**$ 18,852**	**$ 99,932**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Crowd Note	$ 758,174	$ 758,174
Accrued Interest on Crowd Notes	167,296	121,805
Due to Related Parties	3,084	3,084
Total Current Liabilities	**928,553**	**883,063**
Total Liabilities	**928,553**	**883,063**
STOCKHOLDERS EQUITY		
Common Stock	657	657
Additional Paid in Capital	376,996	373,190
Retained Earnings/(Accumulated Deficit)	(1,287,355)	(1,156,978)
Total Stockholders' Equity	**(909,702)**	**(783,131)**
Total Liabilities and Stockholders' Equity	**$ 18,852**	**$ 99,932**

See accompanying notes to financial statements.

TASTE LABS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
Net Revenue	$ 26,019	$ 18,601
Cost of Goods Sold	-	-
Gross Profit	26,019	18,601
Operating Expenses		
General and Administrative	71,440	284,918
Research and Development	1,005	-
Sales and Marketing	38,460	56,352
Total Operating Expenses	110,905	341,270
Operating Income/(Loss)	(84,887)	(322,668)
Interest Expense	45,490	45,490
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(130,377)	(368,159)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (130,377)**	**$ (368,159)**

See accompanying notes to financial statements.

TASTE LABS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2020	**6,000,000**	**$ 600**	**$ -**	**$ (788,819)**	**$ (788,219)**
Issuance of Stock	572,147	57	347,853		**$ 347,910**
Share-Based Compensation			25,337		25,337
Net Income/(Loss)				(368,159)	(368,159)
Balance—December 31, 2021	6,572,147	657	373,190	$ (1,156,978)	**$ (783,131)**
Issuance of Stock					-
Share-Based Compensation			3,806		3,806
Net Income/(Loss)				(130,377)	(130,377)
Balance—December 31, 2022	**6,572,147**	**$ 657**	**$ 376,996**	**$ (1,287,355)**	**$ (909,702)**

See accompanying notes to financial statements.

TASTE LABS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/(Loss)	$	(130,377)	$	(368,159)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		-		4,483
Share-based Compensation		3,806		25,337
Changes in operating assets and liabilities:				
Accounts Receivable, net		36,416		2,882
Accrued Interest on Crowd Notes		45,490		45,490
Net cash provided/(used) by operating activities		**(44,665)**		**(289,966)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		(4,483)
Net cash provided/(used) in investing activities		**-**		**(4,483)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		347,910
Due to Related Parties		-		(2,882)
Net cash provided/(used) by financing activities		**-**		**345,028**
Change in Cash		(44,665)		50,579
Cash—beginning of year		57,564		6,985
Cash—end of year	**$**	**12,899**	**$**	**57,564**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	45,490	$	45,490
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Taste Labs Inc. was incorporated on January 8, 2018, in the state of Delaware. The financial statements of Taste Labs Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

Taste Labs delivers personalized product reviews and recommendations. The business owns two recommendation platforms, one for digital media (Taste App), another for shopping (Autumn App). On each platform, a user rates items (movies, shows, clothes, home decor) to establish their taste profile. Based on this input, the Company's technology returns individualized product recommendations by correlating the preferences of millions of users, connecting those with the most similar tastes. A subscription model allows users to unlock additional recommendations and features by upgrading to a paid membership. The company also plans to begin generating revenue through affiliate marketing in 2021.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Taste Labs, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: The Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of recommendations as a B2C Saas.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $38,460 and $56,352, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 17, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 6,572,147 shares of Common Stock have been issued and are outstanding.

4. SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 642,158 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of five to ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	-	$ 0.06	-
Granted	628,978		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	628,978	$ 0.06	5.81
Exercisable Options at December 31, 2021	455,646	$ 0.06	5.81
Granted	-	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	628,978	$ 0.06	4.81
Exercisable Options at December 31, 2022	538,619	$ 0.06	4.81

Stock option expenses for the years ended December 31, 2022, and December 31, 2021 were $3,806 and $25,337, respectively.

5. DEBT

Crowd Note(s)

Below are the details of the convertible notes:

							For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Discount	Cap	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Ricky Solomon	$ 75,000	6.00%	02/01/2018	20.0%	$ 3,000,000	no set	4,500	22,118	75,000	-	$ 75,000	4,500	17,618	75,000	$ -	$ 75,000
Ruth Lapin	$ 30,000	6.00%	01/07/2019	20.0%	$ 3,000,000	no set	1,800	7,170	30,000	-	$ 30,000	1,800	5,370	30,000	$ -	$ 30,000
Lawrence Gillet	$ 30,000	6.00%	05/06/2019	20.0%	$ 3,000,000	no set	1,800	6,584	30,000	-	$ 30,000	1,800	4,784	30,000	$ -	$ 30,000
Polaris Capital, LLC	$ 100,000	6.00%	06/14/2019	20.0%	$ 3,000,000	no set	6,000	21,904	100,000	-	$ 100,000	6,000	15,904	100,000	$ -	$ 100,000
Karl Andrew Jacquet	$ 50,000	6.00%	06/12/2019	20.0%	$ 3,000,000	no set	3,000	10,668	50,000	-	$ 50,000	3,000	7,668	50,000	$ -	$ 50,000
SI Securities, LLC	$ 28,151	6.00%	06/28/2019	20.0%	$ 3,000,000	no set	1,689	5,933	28,151	-	$ 28,151	1,689	4,244	28,151	$ -	$ 28,151
SI Securities, LLC	$ 2,952	6.00%	07/24/2019	20.0%	$ 3,000,000	no set	177	610	2,952	-	$ 2,952	177	432	2,952	$ -	$ 2,952
SI CF Cohort (Closing #1)	$ 383,024	6.00%	06/28/2019	20.0%	$ 3,000,000	no set	22,981	80,718	383,024	-	$ 383,024	22,981	57,737	383,024	$ -	$ 383,024
SI CF Cohort (Closing #2)	$ 59,046	6.00%	07/24/2019	20.0%	$ 3,000,000	no set	3,543	12,191	59,046	-	$ 59,046	3,543	8,648	59,046	$ -	$ 59,046
Total	$ 758,174						$ 45,490	$ 167,296	$ 758,174	$ -	$ 758,174	$ 45,490	$ 121,805	$ 758,174	$ -	$ 758,174

The convertible notes are convertible into conversion shares which shall mean shares of the Company's Qualified Equity Financing Conversion Stock or shares of the Company's most senior class of Preferred Stock, and if no Preferred Stock has been issued, then shares of the Company's Common Stock. Conversion Price" shall equal: i. the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing; ii. the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction; iii. the quotient resulting from dividing (A) the applicable Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the conversion; iv. If the Company issues convertible debt in any future series separate from the Crowd Note at a lower pre-money valuation cap or higher discount, the Valuation Cap and/or Discount of the Crowd Note will be automatically amended to such lower pre-money valuation cap and/or higher discount, as applicable. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(35,445)	$	(96,849)
Valuation Allowance		35,445		96,849
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(177,260)	$	(141,816)
Valuation Allowance		177,260		141,816
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $627,470, and the Company had state net operating loss ("NOL") carryforwards of approximately $627,470. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

In 2020, the Company received a cash advance from its shareholder, John Lin, in the amount of $5,966. As of December 31, 2022, and December 31, 2021, the outstanding balance of this advance is $3,084.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through April 17, 2023, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $84,887, an operating cash flow loss of $44,665, and liquid assets in cash of $12,899, which less than a year's worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Taste Labs Reg CF 2 is not live or open to the public at this moment.

INVEST IN TASTE LABS REG CF 2 TODAY!

AI Powered & All-In-One Entertainment Platform

Taste provides highly personalized, AI-powered movie and TV recommendations to help users navigate the crowded world of streaming content. With over 800K registered user...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Your Entertainment
Starts Here

$0 Raised

Invest Now
$1.09 Per Share

PREVIOUSLY CROWDFUNDED
$1,123,798

RAISED
$0

INVESTORS
0

MIN INVEST
$499.22

VALUATION
$8.25M

REASONS TO INVEST

- With over 100,000 titles dispersed across streaming apps and services, our AI consolidates your favorite content into a single app. This ultra-personalized experience improves discovery and search, making it much easier to find your new favorite movies and shows and watch them for free.
- Our leadership team combines expertise in data science, marketing technology, and the entertainment business, with experience from organizations like Sony Pictures, MTV, Xbox, HBO, Disney, STX, Solstice Studios, Screen Engine/ASI, and Columbia University.
- The platform has 800k registered users and saw a 228% increase in engagement over the past 12 months. We are preparing to add advertising/transactions to our revenue stream and are in the process of expanding to smart TVs.

*Information based on Taste Labs, Inc.'s own independent research

THE PITCH

Your Favorite Movies and Shows Should Be In One Place


Introducing The Taste App
MASSIVE TALENT
hulu
tubi
prime video
HBO max
tv

**The Taste App is currently available for Apple iOS and Google Android while still in development for TVOS (Apple TV), with other platforms like Roku and Android TV OS, to subsequently begin development.*

Your favorite music is all in one app - but what about movies and shows? Finally, there's an all-in-one platform for entertainment. Taste uses artificial intelligence to deliver a personalized movie and TV dashboard made just for you. It scans across hundreds of services and genres, so you don't have to scroll through multiple streaming apps to find what to watch.

Our leadership comes with decades of experience in marketing, technology, and entertainment. We have already built a fast-growing community of over 800K registered users. Collectively, Taste users have contributed over 1 billion preference data points and over a million written reviews to train our AI algorithm.

Your favorite movies, shows, actors, genres, and recommendations are all in one app.

And People Are Loving It

800K	228%	5,000+
Registered Users	Engagement Growth	Five-Star Reviews

**These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.*


C'MON C'MON
91% Match
Calculating your taste...
Meh

**Metadata / information featured on our platform is sourced from TMDb and WatchMode. This is not an endorsement or certification of these entities.*

THE PROBLEM & OUR SOLUTION

Using AI to Deliver a Truly Personalized Entertainment Experience


13 Billion Hours
wasted by Americans trying to find what to watch
100K+
titles scattered across 200+ streaming services
39%
canceled a subscription in the past six months

**Information based on Taste Labs, Inc.'s own independent research,* Source

Navigating the vast amount of streaming content is becoming increasingly challenging and time-consuming. A recent study by Accenture found that 72% of consumers reported frustration with finding something to watch (Source). Another survey found that 45% of consumers feel overwhelmed by streaming choices and 40% are confused about where to locate content (Source).

Taste addresses these pain points by providing a single entry point for home entertainment based on each user's preferences. Our unique algorithm adopts a more humanistic approach and is informed by the viewing habits of those with similar tastes. The Taste app helps consumers explore content across their existing streaming subscriptions as well as thousands of additional free titles, saving them both time and money.


Easy To Use
Build a taste profile to start
Calculating Your Taste...
hulu
tubi
prime video
HBO max
Mind-Bending Sci-Fi
Dark Comedy
Period Pieces
Light & Simple
Date Night
Inspiring Stories
Travel Shows
1. Calculate your taste
2. Connect to your services
3. Pick moods & genres

**The Taste App is currently available for Apple iOS and Google Android with development underway for additional platforms.*

Key Features:

- **All-In-One:** Everything is in one place, including your favorite genres, actors, movies, and shows
- **Match %:** A personalized score for each user helps to decide if a title is worth watching
- **Universal Profile:** Manage one watchlist across platforms, rate and review what you've seen, and see stats like favorite directors, actors, and guilty pleasures
- **Merge Taste Profiles:** Couples, friends, and family can combine preferences to find content everyone will enjoy
- **Social Integration:** Following directors, actors, and studios to stay updated on new releases. See what your friends are watching and recommending
- **Personalized Reviews:** Our algorithm shows reviews from users with similar tastes, ensuring more relevant opinions when making decisions

We will soon expand our services to smart TVs, where most of the viewing occurs. Users will be able to seamlessly navigate the Taste platform across their laptop, TV, and smartphone.


BLANCHETT
TÁR

In the past 12 months, we've added 13,000 moods, themes, and topics to improve our recommendations. The algorithms are trained on over 1 billion proprietary data points from our users (Taste's user preference data is 25 times denser than sites like IMDb and Rotten Tomatoes). Many online reviews specifically praise our "Match%" feature, which produces personalized rating scores 2.5 times more accurate than generic user rating systems.


Built On Data Science
Proprietary data and algorithms
Taron Egerton
Suspenseful
Intriguing
Based On Real Story
Dark Comedy
Cold War
Apple TV+
1M
written reviews contributed by users
408
preference data points contributed per user
84%
recommendations yield positive experience

*These reviews may not be representative of the experience of other customers and is not a guarantee of future performance or success.

THE MARKET & OUR TRACTION

Well Loved By Users & Enormous Market Opportunity



Whimsical
Attribute
RUBY SPARKS
There Will Be Blood
tv
A24
Swiss Army Man
Dark Comedy
Most Watched
LITTLE MISS SUNSHINE
HBO max
prime video
True Crime
Your Favorite
Light & Simple
Mood
STAIRCASE

*The Taste App is currently available for Apple iOS and Google Android with development underway for additional platforms.

The Over-The-Top & Video On Demand (OTT/VOD) industry is booming, projected to grow from $171 billion in 2020 to $1 trillion by 2027 at a CAGR of 29% (Source). The streaming war and the emergence of Advertising-Based Video on Demand (AVOD) has made intelligent content discovery more necessary than ever (Source | Source).

With plans to be positioned as the "go-to app" on a consumer’s smart TV, Taste will play a pivotal role in directing users to the most relevant content — regardless of whether it’s in a subscription service, ad-supported format, blockbuster rentals, or directly distributed by the studio. Our platform will help content owners (studios, distributors, license owners) increase the long-tail value of their creative products by pushing titles in front of the most valuable viewer, at the right time, with the most competitive pricing model, all through a simple profit-sharing business model we're developing.



Directing users to the most relevant content in the shortest time possible
Consumers
Build a taste profile to get personalized recommendations
Content Owners & Distributors
New revenue from matching audiences
Access universal profile and watchlist. Watch content for free with ads, get best price for rentals, and follow your favorite studios, actors.
Profit sharing via advertising, transactions, and subscriptions
Access unprecedented audience data, build a direct relationship with watchers, and incur zero tech cost while generating more revenue for existing content/IP.

Taste Labs already has pilot programs in place that will offer thousands of movies and shows free to watch with commercials on our upcoming smart TV app. The average revenue per user for ad-supported videos is projected to reach US$116.40 next year (Source) and we want to capture that market as a major source of revenue (Source).

Operating as an independent service and funded by its own users (800+ investors & $1.1M raised to date), we believe we hold the competitive advantage of ensuring our recommendations are not influenced by streaming services or studio promotions. With thousands of users already upgraded to premium subscriptions, we've demonstrated that people are willing to pay for better recommendations and unbiased search results.

Users Love What We Do

Thousands of 5-Star Reviews


Great for Movie people
Apr 23
Frankie 431
Great app for anyone that loves movies. Can share opinions of movies and see how others feel. Great way to find new movies you never heard of and gives you an idea on how well you would like it.
Hidden little gem
1y ago
Addam42
Forgot the big name entertainment apps, this one is all you need. I have found so many forgotten or never heard films that are amazing. You get real recommendations from real people with similar Taste, not some overpaid Hollywood critic. Get it! It takes some time for the app to get to know y more
One of my Favorites
Feb 7
Megan_u_crazy
I love this app. When I watch a movie or show I immediately want to enter it into the taste app. I also love scrolling through the movies and remember ones I've seen in the past. Great idea and great execution. I hope they make more with music and books.
Surprisingly Good
1y ago
TheReason
I like movies as much as anybody but this app is amazing. It recommends certain movies/ shows based on what streaming services you have. It can tell you how much you'll like a movie based off previous movies you've liked and your personality and it has a community of movie watches that can give you ho more
Don't know what to watch?
Oct 14
lovemeacupofjoe
This app lets you voice your opinion like a critic, keep track of what you've seen, view your statistics, find movies by your favorite directors/actors, and informs you when movies you've saved arrive on streaming apps you currently pay for. Love it!
Best recommendations
Dec 14
nbobbin
Love this little app. Gives solid recommendations - I've enjoyed everything it's recommended to me.
Best movie finding app
May 20
Juul429
I've tried a bunch of different apps for just me and this app can do everything plus help me and my fiancé find things we like together. I'm absolutely loving it so far!!
A Must For Any Movie Lover
Sep 11
Eric Weidman
This app is brilliant! So convenient to have in this age of streaming. I'm able to save movies and shows I want to watch for later, see where a particular show/movie is streaming, match saved movies with my wife, (which makes deciding what to watch so much easier), and compare ratings/favorite more
Changed everything!
1y ago
HawkAFlocka
My wife and I could never agree on anything to watch that wasn't a marvel movie. Now we have a list of 20+ movies to choose from and we've only been using the app for 1 day! It's also great being able to review movies and tv shows for other people, it is like being your friends movie guy.

**The above testimonials may not be representative of the opinions or of the experiences of other users and is not a guarantee of future performance or success.*

WHY INVEST

Revolutionizing the Entertainment Experience


Invest In The Future
Join us to revolutionize streaming

**The Taste App is currently available for Apple iOS and Google Android while still in development for TVOS (Apple TV), with other platforms like Roku and Android TV OS, to subsequently begin development.*

The post-cable era promised simplicity and freedom for cord-cutters, but instead, we got a fragmented streaming landscape filled with frustration.

Taste is transforming the streaming experience by creating a unified platform for seamless discovery and consumption. With this funding round, we plan to expand our technology to reach more screens and users. Our long-term vision is to evolve into the premier destination for personalized recommendations across content, products, and services, including books, podcasts, music, games, fashion, restaurants, travel, and much more.

Taste boasts a proven product, solid traction with users, and an experienced team that knows the industry. By investing in our company, you'll join the movement to revolutionize entertainment and deliver on the original promise of the post-cable world.

Early Bird Bonus

Reward for early investors

Super Early Birds

Invest within the *First Week* and receive an additional **15% bonus** shares

Early Birds

Invest within the *Second Week* and receive an additional **10% bonus** shares

Volume Based Perks

Earn extra perks with your investment

Tier 1
$500+
Investor Badge on Profile
Lifetime Premium Subscription

Tier 2
$1,000+
Badge + Lifetime Premium
Premium Username (5 char.)

Tier 3
$5,000+
Badge + Lifetime Premium
Username (5 char.) + **5% bonus**

Tier 4
$20,000+
Badge + Lifetime Premium
Username (5 char.) + **10% bonus**

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

ABOUT

HEADQUARTERS
833 Broadway, 2 Floor
New York, NY 10003

WEBSITE
View Site

Taste provides highly personalized, AI-powered movie and TV recommendations to help users navigate the crowded world of streaming content. With over 800K registered users on our mobile and web apps, we are growing rapidly and are in the process of expanding our service to smart TVs.

TEAM



John Lin
CEO & Board Director

John is a data-nerd with over 15 years of experience in analytical and marketing tech. Early in his career, John ran marketing programs for brands including Xbox, Starbucks, Neimen Marcus, and Essentia Water. During that time, he oversaw analytics for CRM programs that combined for +10MM customers. John also consulted for a long list of technology companies including Materialise, Upflex, Pentair, MadeClose, Drawbridge Networks (Acquired by Fortinet), and Cue.



Justin Messina
CTO & Board Director

Justin is a seasoned CTO with 16 years of experience as a full-stack engineer. Earlier in his career as the Head of Technology at Square Tomato, he managed the tech team and designed CRM automation processes for brands such as Starbucks and Corbis. He has also created a wide range of technologies including UGC-ready databases, merchant portals, e-commerce management, and social media platforms.



David Shilane
Chief Data Scientist

David Shilane brings 18 years of data science experience to his role at Taste Labs. He has worked on recommendation systems in social media, online dating, and EdTech. He's also a faculty member at Columbia University's Applied Analytics program. He holds degrees from Stanford University and a PhD from UC Berkeley. His role at Taste Labs involves algorithm refinement and data feature development.



Aaron Hoffman
Head of Data Products

Aaron Hoffman joined Taste Labs after a stint as EVP, Analytics and Statistics at Solstice Studios. He has experience in TV, media planning, and digital technologies, and was the founding architect of Magid's EmotionalDNA® product. His role at Taste Labs focuses on B2B business and data product development.



Shari Hardison
Licensing & Distribution

Shari Hardison has 30+ years in entertainment distribution. Past roles include Assistant Head of Sales at STX Entertainment, Head of Domestic Distribution at Solstice Studios, and positions at startups like Relativity Europa, Overture Films, and Focus Features. Her work includes films like Law Abiding Citizen, Traffic, and Lost in Translation. She leads licensing and distribution at Taste Labs.



Bruce Friend
Data Analytics & Sales

Bruce Friend is a seasoned data intelligence executive with over 30 years of experience. Most recently, he held dual roles at Screen Engine/ASI as Chief Product and Innovation Officer and Chief Data Monetization Officer. Previously, he boosted revenue at Ipsos OTX MediaCT's Insights practice and held senior positions at Sony, MTV, HBO, and Disney. At Taste Labs, Bruce guides our direction in data analytics and sales.



Kate Taylor
Public Relations

Kate Taylor brings 18 years of experience in marketing, events, PR, and brand strategy. She has worked in the FMCG, tech, and entertainment industries in LA and London. She specializes in event management, production, sponsorship, festival-organising, talent management, and PR. Kate heads PR at Taste Labs.



Adam Weiss
Advisor - Revenue

Adam Weiss, former General Manager & SVP of Rakuten Marketing, brings 20 years of performance marketing experience to Taste Labs. He has been a keynote speaker at various advertising and marketing conferences. He advises Taste Labs on monetization strategy and lead-gen business development.



Ricky Solomon
Advisor - Financing

Ricky Solomon, with over 30 years of finance experience, advises Taste Labs on financial strategies and capital acquisition. He works with emerging companies on capital acquisition and allocation and is an active angel investor. He serves on the boards of Aspen Group and Ipsidy Inc.

TERMS

Taste Labs Reg CF 2

Overview

PRICE PER SHARE	VALUATION
$1.09	$8.25M
DEADLINE	**FUNDING GOAL**
Aug 31, 2023	$10k - $535k

Breakdown

MIN INVESTMENT	OFFERING TYPE
$499.22	Equity
MAX INVESTMENT	**ASSET TYPE**
$150,000.35	Common Stock
MIN NUMBER OF SHARES OFFERED	**SHARES OFFERED**
9,174	Common Stock
MAX NUMBER OF SHARES OFFERED	
490,824	

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Super Early Birds

Invest within the First Week and receive an additional 15% bonus shares

Early Birds

Invest within the Second Week and receive an additional 10% bonus shares

Volume Based:

$500+ | Tier 1

Invest $500+ and receive Investor Badge + Lifetime premium subscription

$1,000+ | Tier 2

Invest $1,000+ and receive Investor Badge + Lifetime premium subscription + Premium Username (5 characters)

$5,000+ | Tier 3

Invest $5,000+ and receive Investor Badge + Lifetime premium subscription + Premium Username (5 char.) + 5% bonus shares

$20,000+ | Tier 4

Invest $20,000+ and receive Investor Badge + Lifetime premium subscription + Premium Username (5 char.) + 10% bonus shares

Loyalty Bonus

Previous investors and premium subscribers will receive 10% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Taste Labs, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.09 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $109. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Travel and Entertainment". Vendor payments.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Taste Labs Reg CF 2.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Your favorite music is all in one app - but what about movies and TV?

An all-in-one service for entertainment is coming - and it's being built by Taste Labs.

With our first million dollars raised, we created Taste: our app that uses artificial intelligence to offer personalized movie and TV recommendations. It scans across platforms and hundreds of genres, so you don't have to scroll through 6,7, or 8 different streaming apps to find what to watch.

Our 800,000 users have already contributed more than a billion data points to our proprietary algorithm. This allows us to deliver recommendations so personalized, you might think they came from a close friend.

This means you'll see the latest comedy from Hulu, hidden gems on Netflix, and maybe a newly released rental starring your favorite actor, all in one place.

Our users love what we do, and it shows. The Taste App has received thousands of five-star reviews, with many praising our accurate recommendations and how easy it is to use.

While we've racked up nearly a million users with our mobile and web app, we're ready to roll out the next phase of the Taste App.

We plan to launch our smart TV app this year. Not only will users be able to navigate to their recommended content with the click of their remote - they'll also be able to watch many of the titles right in the Taste TV App.

Inserting commercial breaks into these free titles will open up a new ad revenue stream on top of our current premium subscription model.

One study showed that 60% of participants wished there were ad-supported tiers to watch content. This market for ad-based streaming is expected to grow 12% year-over-year to reach $91 billion in five years, and we aim to be at the forefront of that market.

We've already penned pilot programs that will allow us to play thousands of movies and shows: Making these recommendations free to watch with ads, right in the new app.

On a Tuesday night, the Smiths will simply go to the Taste App, find something everyone will like, and start watching with a click of a button.

Crowdfunding has been key to our success, and we're back to you, the people so that we can continue to deliver unbiased suggestions - across platforms and across the world - built on your unique preferences.

The future of streaming is here - curated for you by Taste. Invest today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

None

EXHIBIT G TO FORM C

TESTING THE WATERS MATERIALS

[See attached]

taste

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Invest In Taste

For a limited time, you can invest to become a stakeholder in Taste.
Join our waitlist and be notified first when our campaign launches.

$1,123,798 Raised

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From The Founders

We're excited to invite our 800K-strong user community to invest in our future. With the $1.1 million previously raised, we've already made significant progress in refining our AI-driven recommendations and expanded our features and content coverage.

By investing in Taste, you're not only supporting a platform you love but also helping us maintain our independence. This is crucial to our commitment to providing unbiased recommendations. Equity crowdfunding empowers our community to share in our success and shape the future of media discovery. Together, we can revolutionize the way people discover and enjoy media across all categories. Thank you for being part of our journey.

Campaign Updates

April, 2021 – Taste Labs completes its seed A round fundraising at $0.69 price per share.

July, 2019 – Taste Labs completes its pre-seed round fundraising through convertible debt.

Investment Q & A

Why are you raising money from users?

Taste was raised on the internet by its users. It has always been in our ethos to make the project as open and community-driven as possible. When the JOBS act made equity crowdfunding available, we jumped on the first opportunity to make investing possible for our own users.

What do you plan to do with the money raised?

The funds will go into building new features, perfecting the algorithm, adding categories, and to bring more users onto the platform. You can see a list of upcoming features at the end of this page.

What can I expect for return on investment?

Startup investing is both risky and potentially extremely profitable. We provide additional information about our business, the macro-environment, and comparable businesses to help you assess your decision. You can find this information in our latest Form-C filing with the SEC and on our campaign page when the investment window is open.

In addition, our latest fundraising partner StartEngine has extensive content about investing in startups, the associated risks and a wide range of topics regarding investment and expected returns. You can read more in their Crowdfunding Investor 101 »

How do I invest?

Public investment is currently CLOSED. If you are interested in participating in our upcoming fundraising window(s), please fill out this Investor Form Investor Form ».




taste
taste

Our co-founders, John Lin and Justin Messina

Upcoming Features

Category Expansion

We will be releasing music, books, podcasts, games, and app recommendations in 2019. Also in development: food & drinks, travel & hotels, anime & comics, concerts & events, fashion & brands, beer, liquor, & wine, recipes, articles & video content, gadgets & products.

Single API / Single Profile

A single profile that predicts what book you will like based on the music you listen to and the restaurants you frequent. Our single API helps track preferences, bookmarks, and wishlists while you are browsing the web or in another app.

Merge Profiles

Merge Taste profiles with friends and your significant other to decide what to watch, what to do, and where to eat. Send recommendations to a friend and keep a joint "to-do-list" to keep track of your combined tastes.

Compare & Explore

Check compatibility with a date or a new friend. Interact with people who share your taste anywhere in the world, and with critics and celebrities.

Useful Links

2022 Form C-AR - https://www.sec.gov/Archives/edgar/data/1731197/000166516023000755/f...



Our co-founders, John Lin and Justin Messina

Upcoming Features

Category Expansion

We will be releasing music, books, podcasts, games, and app recommendations in 2019. Also in development: food & drinks, travel & hotels, anime & comics, concerts & events, fashion & brands, beer, liquor, & wine, recipes, articles & video content, gadgets & products.

Single API / Single Profile

A single profile that predicts what book you will like based on the music you listen to and the restaurants you frequent. Our single API helps track preferences, bookmarks, and wishlists while you are browsing the web or in another app.

Merge Profiles

Merge Taste profiles with friends and your significant other to decide what to watch, what to do, and where to eat. Send recommendations to a friend and keep a joint "to-do-list" to keep track of your combined tastes.

Compare & Explore

Check compatibility with a date or a new friend. Interact with people who share your taste anywhere in the world, and with critics and celebrities.

Useful Links

2022 Form C-AR - https://www.sec.gov/Archives/edgar/data/1731197/000166516023000755/f...

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


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Never Rarely Sometimes Always
78% • Drama • 2020 • 1 hr 41 min
A pair of teenage girls in rural Pennsylvania travel to New York City to seek out medical help after an unintended pregnancy.
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SOMETIMES ALWAYS
MINARI
C'MON C'MON
THE GREEN KNIGHT
BEEF
Never Rarely Sometimes Always
Minari
C'mon C'mon
The Green Knight
BEEF
Invest In Taste
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For a limited time, you can invest to become a stakeholder in Taste. Join our waitlist and be notified first when our campaign launches.
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New Releases
XO, Kitty
BLACK KNIGHT
CLASS OF '09
HIGH DESERT
MISSING DEAD OR ALIVE
DREAM MOMS
The FAMILY STALLONE
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Have you invested in other companies through Equity Crowdfunding?

- ○ Yes, with StartEngine
- ○ Yes, with another platform (e.g. Wefunder, Republic)
- ○ No

What amount are you looking to invest?

- ○ Less than $1000
- ○ $1,000 - $5,000
- ○ $5,000 - $20,000
- ○ Over $20,000

Are you an existing Taste app user?

- ○ Yes
- ○ No

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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Have you previously invested in Taste?

- ◯ Yes
- ◯ No

Do you work or actively invest in any of the following industries?

- ☐ Entertainment
- ☐ Media and Advertising
- ☐ Technology
- ☐ Data Science
- ☐ None of the above

Where do you live?

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1:30

+

Dear Justin,

With the $1.1 million previously raised, Taste has grown to over 800K users, made significant progress in our AI-driven recommendations, and expanded our features and content.

Soon, we will open a third round of equity-funding to accept investments directly from users. Don't miss your chance to own a stake in Taste and our entertainment technology.

– John & Justin

Join Waitlist

Sorry, not for me


1:30
taste
Thursday, May 18
Hi Justin, here are your streaming picks for today.
Vanilla Sky
Mystery • 2001 • 2 hr 16 min
76% Match
prime video
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